UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 2, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:September 2, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for August 2015

Mumbai, September 2, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for August 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		August 2014	August 2015	August 2014	August 2015	August 2014	August 2015
Micro	NANO	769	2426	758	2235	0	147
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	9532	6149	7412	7579	150	343
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	48	0	79	0	87	0
UV1	SUMO	1309	731	1455	749	100	167
UV2	SAFARI, SUMO GRANDE, MOVUS	874	626	983	590	26	12
UV3	ARIA, XENON	259	0	245	10	0	0
V1	VENTURE	98	76	63	31	0	0
V2	ACE MAGIC, MAGIC IRIS	2605	1883	2422	1662	29	25
N1- A1	ACE, ACE EX, ACE Zip	9858	7488	9378	5910	1232	1330
N1- A2	Super ACE, TATA207, XENON, Winger DV	2162	3236	1837	2054	860	863
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	406	306	311	316	28	3
M2- A2	Winger 14 seats, SFC407, CityRide	236	194	221	174	22	20
N2- A1	SFC407, LPT407	770	940	1258	1205	38	103
N2- A2	SFC709, LPT709	917	909	219	247	213	134
N2- A3	LPT9109	567	466	232	308	211	151
N2- A4	LPT1109	246	462	891	856	71	137
M3- A2	LP709, SFC410, LP410	714	770	641	699	319	256
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	341	415	432	440	28	76
M3- C2	LPO1512, LPO1612, Starbus, Divo	780	819	542	608	255	471
N3- A1	LPT1613, LPK1616, SK1613	2952	3530	1423	2077	400	550
N3- B1(a)	LPT2518, LPK2518	2622	2955	2364	2740	202	228
N3- B1(b)	LPT3118	2396	3389	2137	3077	101	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	405	776	317	525	0	125
N3-B2(d)	LPS4018, LPS4023	988	1655	742	1361	69	66
N3- B2(e)	LPS4928	96	172	61	25	39	5

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	268	250	215	172	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.